UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZST Digital Networks, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Zhong Bo
Building 28, Huzhu Road
Zhongyuan District, Zhengzhou, People’s Republic of China
(86) 371-67716850

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons.	Zhong Bo

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	People’s Republic of China

Number of	7.	Sole Voting Power	11,223,121
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	11,223,121
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,223,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	64.3% (1)

14.	Type of Reporting Person (See Instructions)
IN

(1)   Based on 17,455,000 shares of Common Stock outstanding as of January 14, 2009.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of ZST Digital Networks, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Building 28, Huzhu Road Zhongyuan District, Zhengzhou, People’s Republic of China.

Item 2. Identity and Background

(a)         The name of the reporting person: Zhong Bo (the “Reporting Person”).

(b)         The business address of the Reporting Person: Building 28, Huzhu Road Zhongyuan District, Zhengzhou, People’s Republic of China.

(c)         The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

(d)         During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)          The Reporting Person a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On December 11, 2008, the Company entered into a share exchange agreement, as amended on January 9, 2009 (the “Exchange Agreement”), with World Orient Universal Limited (“World Orient”) and all of the shareholders of World Orient.  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 1,985,000 shares of its common stock to the shareholders of World Orient and/or their designees in exchange for all of the issued and outstanding shares of World Orient (the “Share Exchange”).  The Share Exchange closed on January 9, 2009.

On January 14, 2009, the Reporting Person purchased 11,223,121 shares of our Common Stock, at a per share purchase price of $0.2806 (the “Purchase Right”).  Each of the shareholders and warrantholders of the Issuer prior to the Share Exchange agreed to cancel 0.3317 shares of Common Stock and warrants to purchase 0.5328 shares of Common Stock held by each of them for each one (1) share of Common Stock purchased by the Reporting Person and other individuals pursuant to the Purchase Right (the “ Share and Warrant Cancellation”). Pursuant to the Share and Warrant Cancellation, an aggregate of 4,156,390 shares of Common Stock and warrants to purchase 6,676,390 shares of Common Stock were cancelled.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009 and Amendment No. 1 to the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15,  2009.

The foregoing summary of the Purchase Right is qualified in its entirety by reference to the copy of the Form of Common Stock Purchase Agreement which is incorporated herein by reference, filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2009.    The foregoing summary of the Share and Warrant Cancellation is qualified in its entirety by reference to the copy of the Share and Warrant Cancellation Agreement which is incorporated herein by reference, filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Share Exchange, the Reporting Person became the Chairman of the Board and Chief Executive Officer of the Issuer.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b)           The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Registrant and the Shareholders (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 22, 2009

By:	/s/ Zhong Bo

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Registrant and the Shareholders (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).